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EXHIBIT 99.(A)-5

CONTRIBUTION AGREEMENT

        CONTRIBUTION AGREEMENT, dated December 29, 2003, by and between E.ON US Investments Corp. ("EUSIC"), and LEC LLC., a Kentucky limited liability company ("LLC").

W I T N E S S E T H

        WHEREAS, EUSIC will be the initial member of the LLC and EUSIC wishes to make a capital contribution to LLC in respect of its unit ownership in LLC; and

        WHEREAS, EUSIC and LLC wish to provide for the terms of EUSIC's capital contribution to LLC.

        NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the parties hereto hereby agree as follows:

        1.     Contribution and Issuance.

        EUSIC hereby contributes, transfers, assigns, grants, conveys and sets over unto LLC the amount of                        Dollars in respect of EUSIC's unit ownership in LLC. LLC hereby issues one (1) Unit of participation to EUSIC, accepts the contribution, transfer, assignment and the setting over of this amount and acknowledges receipt thereof.

        2.     Further Cooperation and Assurances. The parties hereto further undertake and promise to execute, deliver and file any and all agreements, instruments, documents and declarations, and to take any and all other acts necessary to effectuate and evidence any of the foregoing, including but not limited to any acts necessary in order to have this contribution and unit ownership reflected in all official records of all relevant federal, state and local agencies.

        3.     General Waiver of Compliance. Any failure by any party hereto to enforce at any time any term or condition under this Agreement shall not be considered a waiver of that party's right thereafter to enforce each and every term and condition of this Agreement.

        4.     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky, other than any conflict-of-laws provision thereof that would otherwise require the application of the law of any other jurisdiction.

        5.     Entire Agreement. This instrument contains the entire agreement and understanding of the parties hereto with respect to the subject matter herein and supersedes any other agreement or understanding, whether written or oral, relating to the matters contemplated herein.

        6.     Captions. The captions set forth in this Agreement are used solely for convenience of reference and shall not control or affect the meaning or interpretation of any of the provisions.

        7.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to constitute one and the same agreement.

        IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written.

E.ON US INVESTMENTS CORP.
By:
Name:
Title:
LEC LLC
By:
Name:
Title:

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CONTRIBUTION AGREEMENT